October 20, 2015

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
c/o Rahul Patel

Re:  American Housing Income Trust, Inc.
Registration Statement on Form S-1
Filed October 16, 2015
File No. 333-150548

Dear Mr. Patel:

This letter follows your telephone conversation this date with our counsel, Anthony R. Paesano, Esq. regarding the referenced registration statement on Form S-1 that was filed by American Housing Income Trust, Inc. on October 16, 2015. Please accept this letter as an amendment to the registration statement to include the delaying amendment language required by Securities and Exchange Commission Rule 473 as follows:

"The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine."

We appreciate the Commission staff's comments and request that the staff contact Anthony R. Paesano, Esq. at (248) 792-6886 or apaesano@paalawfirm.com with any questions or comments.

AMERICAN HOUSING INCOME TRUST, INC.

By: /s/ Jeff Howard
Jeff Howard, Chief Executive Officer